Exhibit 99.1

FOR IMMEDIATE RELEASE

LEADING SD-WAN PLAYER VERSA NETWORKS
CERTIFIES SILICOM'S VIRTUAL CPE
APPLIANCES FOR ITS NFV-BASED SOLUTIONS

- Several Major Telcos Designs in the Pipeline -

KFAR SAVA, Israel— September 20, 2016, - Silicom Ltd. (NASDAQ: SILC) today announced that its Virtual Network Edge/CPE appliances have been certified by Versa Networks as a branch hardware platform offering for managed software-defined WAN (SD-WAN) projects which Versa is now pursuing with several large service providers.

The certification is for appliances that run Versa SD-WAN and SD-Security software in enterprise branch offices, and operated by Versa’s service provider customers as part of a managed network and security service for their end customers. The combination of Versa software and Silicom’s hardware design provides a unique price performance balance which is desired by many telcos and service providers. Versa has already introduced Silicom to several potential telcos and service providers and Silicom is now a part of Versa’s offering to such important customers.

 “The software-defined WAN market is starting to get very hot, and service providers and enterprises alike are deploying the technology faster than ever,” commented Shaike Orbach, Silicom’s President & CEO. “In parallel, providers have seen the value of NFV in allowing the pairing of high value software with powerful yet open hardware devices. This is manifested perfectly in the solution of Versa SD-WAN/SD-Security software and Silicom’s virtualized branch appliances, which Versa and Silicom are proposing to major carriers around the world.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com